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April 30, 2001

    Dear E.W. Blanch Stockholder:

    We are pleased to inform you that on April 15, 2001, E.W. Blanch
Holdings, Inc. ("E.W. Blanch") entered into a merger agreement with Benfield Greig Group plc ("Benfield Greig") and Barrel Acquisition Corporation, a wholly owned subsidiary of Benfield Greig ("Barrel"), providing for the acquisition by Benfield Greig of E.W. Blanch.

    Under the terms of the merger agreement, Barrel has today commenced a cash tender offer to purchase all of the outstanding shares of E.W. Blanch common stock, at a price of $13.50 per share, net to the seller in cash, less any required withholding taxes, without interest. The merger agreement provides that, following the tender offer, Barrel will merge with and into E.W. Blanch and any remaining shares of common stock of E.W. Blanch will be converted into the right to receive $13.50 per share in cash, less any required withholding taxes, without interest, subject to appraisal rights described in the enclosed tender offer materials. As a result of the tender offer and the merger, E.W. Blanch will become an indirect, wholly owned subsidiary of Benfield Greig.

    After careful consideration, your Board of Directors unanimously approved the merger agreement, the offer and the merger. They determined that the offer and the merger are advisable and fair to, and in the best interests of, E.W. Blanch and its stockholders. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, your Board of Directors gave careful consideration to a number of factors described in the enclosed tender offer materials. Included as an exhibit to the Schedule 14D-9 enclosed with this letter is the written opinion, dated April 15, 2001, of Lazard Freres & Co. LLC, E.W. Blanch's financial advisor, to the effect that, as of the date of that opinion and based upon and subject to certain matters stated in the opinion, the $13.50 per share cash consideration to be received in the tender offer and the merger by the holders of the shares of E.W. Blanch common stock was fair, from a financial point of view, to such holders.

    The enclosed Schedule 14D-9 is being filed with the Securities and Exchange Commission today. You will receive also the Offer to Purchase from Benfield Greig and Barrel, which has also been filed with the Securities and Exchange Commission today. Please give these tender offer materials careful consideration.

                                          Sincerely,
                                          Chris L. Walker
                                          Chairman of the Board and
                                          Chief Executive Officer